EXHIBIT 99.2

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(Unaudited)

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31,

	For the three months ended March 31,
(In millions of US Dollars except for shares and per share amounts, unaudited)	2020	2019
Revenue (Note 6)	$356.5	$407.1
Cost of sales excluding depletion, depreciation and amortization	(154.3)	(205.8)
Gross margin excluding depletion, depreciation and amortization	$202.2	$201.3
Depletion, depreciation and amortization	(99.4)	(117.7)
Mine operating earnings	$102.8	$83.6

Expenses
General and administrative	(15.8)	(21.5)
Exploration and evaluation	(2.6)	(2.5)
Share of loss of associate	(4.1)	(2.0)
Other operating income (expenses), net (Note 7(a))	7.4	(5.3)
Operating earnings	$87.7	$52.3
Finance costs (Note 8)	(20.5)	(32.1)
Other income (costs), net (Note 7(b))	13.5	(16.4)
Earnings before taxes	$80.7	$3.8
Current income tax expense (Note 9)	(17.3)	(19.2)
Deferred income tax (expense) recovery (Note 9)	(18.4)	11.3
Income tax expense	$(35.7)	$(7.9)
Net earnings (loss)	$45.0	$(4.1)

Earnings (loss) per share (Note 10)
Basic and diluted	$0.05	$—

Weighted average number of shares outstanding (in thousands) (Note 10)
Basic	951,058	949,918
Diluted	952,024	949,918
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31,

	For the three months ended March 31,
(In millions of US Dollars, unaudited)	2020	2019
Net earnings (loss)	$45.0	$(4.1)

Other comprehensive loss, net of taxes
Items that may be reclassified subsequently to net earnings (loss):
Cash flow hedges
- Effective portion of changes in fair value of cash flow hedges	(27.5)	0.2
- Reclassification of losses recorded in earnings	1.2	0.2
- Tax Impact on fair value of hedging instruments	7.9	—
- Time value of option contracts excluded from hedge relationship	(3.6)	(1.0)
Investment in associate
- Share of other comprehensive loss from investment in associate	(1.6)	—
- Reclassification of accumulated other comprehensive losses from investment in associate to net earnings upon discontinuation of the equity method	11.1	—
	$(12.5)	$(0.6)
Items that will not be reclassified to net earnings (loss):
Changes in the fair value of equity investments at FVOCI	(24.1)	(0.2)
Total other comprehensive loss	$(36.6)	$(0.8)
Total comprehensive income (loss)	$8.4	$(4.9)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED MARCH 31,

	For the three months ended March 31,
(In millions of US Dollars, unaudited)	2020	2019
Operating activities
Earnings (loss) before taxes	$80.7	$3.8
Adjustments to reconcile earnings (loss) before taxes to net operating cash flows:
Depletion, depreciation and amortization	99.4	117.6
Share-based payments (Note 17)	(0.5)	3.6
Other (income) costs, net (Note 7(b))	(13.5)	16.4
Finance costs (Note 8)	20.5	32.1
Mark-to-market on financial assets and metal concentrates	2.7	(6.8)
Share of loss of associate	4.1	2.0
Amortization of deferred revenue	(6.1)	(36.0)
Gain on discontinuation of the equity method (Note 4)	(21.3)	—
Other non-cash expenses, net (Note 11(d))	7.8	4.1
Environmental rehabilitation provisions paid	(0.7)	(0.3)
Other cash receipts	1.8	—
Cash flows from operating activities before income taxes paid and net change in working capital	174.9	136.5
Income taxes paid	(10.3)	(33.3)
Cash flows from operating activities before net change in working capital	$164.6	$103.2
Net change in working capital (Note 11(b))	(35.2)	(90.8)
Cash flows from operating activities	$129.4	$12.4
Investing activities
Acquisition of property, plant and equipment (Note 5)	$(67.0)	$(76.9)
Proceeds on disposition (cash used on acquisition) of investments and other assets	0.8	(0.7)
Cash used in other investing activities (Note 5)	(19.6)	(14.4)
Cash flows used in investing activities	$(85.8)	$(92.0)
Financing activities
Dividends paid (Note 16(b))	$(9.5)	$(4.8)
Interest paid	(5.4)	(17.4)
Repayment of notes payable (Note 15)	(56.2)	—
Proceeds from drawdown of revolving credit facility (Note 15)	200.0	120.0
Payment of lease liabilities	(4.4)	(5.8)
Cash used in other financing activities	(1.2)	(0.9)
Cash flows from financing activities	$123.3	$91.1
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(2.5)	0.4
Increase in cash and cash equivalents	$164.4	$11.9
Cash and cash equivalents, beginning of period	$158.8	$98.5
Cash and cash equivalents, end of period	$323.2	$110.4
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements. Supplementary cash flow information (Note 11).
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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT,

(In millions of US Dollars, unaudited)	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (Note 11(c))	$323.2	$158.8
Trade and other receivables	2.5	3.4
Inventories (Note 13)	133.3	133.4
Other financial assets (Note 14(a))	4.8	8.5
Other assets (Note 14(b))	108.4	97.5
Assets held for sale (Note 4)	63.5	—
	$635.7	$401.6
Non-current assets:
Property, plant and equipment	5,845.1	5,952.9
Goodwill and other intangible assets	390.6	392.2
Investment in associate (Note 4)	—	120.3
Deferred tax assets	87.9	80.8
Other financial assets (Note 14(a))	135.9	15.2
Other assets (Note 14(b))	167.2	154.2
Total assets	$7,262.4	$7,117.2

Liabilities
Current liabilities:
Trade and other payables	$201.4	$219.5
Income taxes payable	23.8	18.3
Other financial liabilities (Note 14(c))	307.1	131.1
Other provisions and liabilities (Note 14(d))	40.9	39.5
	$573.2	$408.4
Non-current liabilities:
Long-term debt (Note 15)	992.3	991.7
Environmental rehabilitation provision	198.9	214.7
Deferred tax liabilities	1,067.1	1,041.4
Other financial liabilities (Note 14(c))	87.4	98.0
Other provisions and liabilities (Note 14(d))	125.8	143.1
Total liabilities	$3,044.7	$2,897.3

Equity
Share capital (Note 16)	$7,643.9	$7,639.9
Contributed surplus	18.4	21.0
Accumulated other comprehensive loss	(58.5)	(21.9)
Deficit	(3,420.8)	(3,453.8)
Attributable to Yamana Gold Inc. equity holders	$4,183.0	$4,185.2
Non-controlling interests	34.7	34.7
Total equity	$4,217.7	$4,219.9
Total liabilities and equity	$7,262.4	$7,117.2
Commitments and contingencies (Notes 5 and 19)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31,

(In millions of US Dollars, unaudited)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Attributable to Yamana equity holders	Non- controlling interests	Total equity
At January 1, 2019	$7,636.4	$20.4	$(16.9)	$(3,650.6)	$3,989.3	$34.7	$4,024.0
Impact of adopting IFRS 16 on January 1, 2019	—	—	—	(0.3)	(0.3)	—	(0.3)
At January 1, 2019 (restated)	$7,636.4	$20.4	$(16.9)	$(3,650.9)	$3,989.0	$34.7	$4,023.7
Total comprehensive loss
Net loss	—	—	—	(4.1)	(4.1)	—	(4.1)
Other comprehensive loss, net of income tax	—	—	(0.8)	—	(0.8)	—	(0.8)
	$—	$—	$(0.8)	$(4.1)	$(4.9)	$—	$(4.9)
Transactions with owners
Issued on vesting of restricted share units	3.0	(3.0)	—	—	—	—	—
Vesting restricted share units	—	1.2	—	—	1.2	—	1.2
Share cancellations	(0.1)	—	—	—	(0.1)		(0.1)
Dividend reinvestment plan	0.1	—	—	—	0.1	—	0.1
Dividends (Note 16(b))	—	—	—	(4.8)	(4.8)	—	(4.8)
Balance as at March 31, 2019	$7,639.4	$18.6	$(17.7)	$(3,659.6)	$3,980.7	$34.7	$4,015.4
At January 1, 2020	$7,639.9	$21.0	$(21.9)	$(3,453.8)	$4,185.2	$34.7	$4,219.9
Total comprehensive income
Net earnings	—	—	—	45.0	45.0	—	45.0
Other comprehensive loss, net of income tax	—	—	(36.6)	—	(36.6)	—	(36.6)
	$—	$—	$(36.6)	$45.0	$8.4	$—	$8.4
Transactions with owners
Issued on vesting of restricted share units (Note 16(a))	3.5	(3.5)	—	—	—	—	—
Vesting restricted share units	—	1.0	—	—	1.0	—	1.0
Issued on exercise of share options (Note 16(a))	0.4	—	—	—	0.4		0.4
Share options	—	(0.1)	—	—	(0.1)	—	(0.1)
Dividend reinvestment plan (Note 16(a))	0.1	—	—	—	0.1	—	0.1
Dividends (Note 16(b))	—	—	—	(12.0)	(12.0)	—	(12.0)
Balance as at March 31, 2020	$7,643.9	$18.4	$(58.5)	$(3,420.8)	$4,183.0	$34.7	$4,217.7
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2020
(Tabular amounts in millions of US Dollars, unless otherwise noted, unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. At March 31, 2020, the Company's significant projects include the Agua Rica project in Argentina.

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on April 29, 2020.

2. BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the Company’s last annual consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 3: Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

In preparing these condensed consolidated interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company’s consolidated financial statements for the year ended December 31, 2019. Sources of estimation uncertainty include estimates to determine the recoverable amount of mining properties, recoverable reserves and resources, and the valuation of other assets and liabilities including environmental rehabilitation provisions.

At the end of 2019, a novel strain of coronavirus (“COVID-19”) was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world, including regions Yamana operates in. On March 11, 2020, it was labelled a pandemic by the World Health Organization. During the first quarter of 2020, attempts at containment of COVID-19 have resulted in decreased economic activity, which has adversely affected the broader global economy. The rapid development and fluidity of the situation precludes any prediction as to the ultimate impact of COVID-19; however, the Company seeks to obtain the best possible information to enable the assessment of the risks involved, and implement appropriate measures to respond.

During the quarter ended March 31, 2020, the Company has taken a number of measures to safeguard the health of its employees and their local communities while continuing to operate safely and responsibly. The Company acted in compliance with government-ordered restrictions, resulting in operations at two of the Company’s mines being temporarily suspended in the latter part of March. The above measures impacted overall production for the quarter; however, strong commodity prices and the weakening of local currencies relative to the US dollar minimized the impact on the Company’s financial results. Total costs of

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$3.5 million relating to COVID-19 disruptions were expensed in the first quarter, and are included in other operating income (expense) (Refer to Note 7). Operations at the two suspended mines resumed in April 2020.

In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in the future affect the valuation of the Company's assets, both financial and non-financial. While the short-term price for gold increased during the quarter, the price for silver decreased, and foreign exchange rates moved favourably, the Company’s estimates in relation to these assumptions over a long-term view have remained unchanged, reflecting the long life of many of the Company's assets.

3. RECENT ACCOUNTING PRONOUNCEMENTS

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2020. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

4. BUSINESS TRANSACTIONS

Leagold Mining Corporation and Equinox Gold Corp. Merger

On May 24, 2018, Yamana completed the disposal of its 53.6% controlling interest in Brio Gold to Leagold Mining Corporation ("Leagold"). Pursuant to the terms of the sale, the Company received 20.5% of Leagold's issued and outstanding shares. The Company concluded that it had significant influence over Leagold, and therefore, the investment in Leagold was accounted for as an investment in an associate using the equity method.

On December 16, 2019, Leagold and Equinox Gold Corp. ("Equinox") jointly announced that the companies had entered into a definitive agreement to combine in an at-market merger. On March 10, 2020, the companies announced that the merger had been completed. The combined company continues as Equinox Gold under the ticker symbol “EQX” on both the Toronto Stock Exchange and the New York Stock Exchange.

Pursuant to the transaction, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held. This resulted in Yamana owning approximately 9% of the combined company.

Yamana concluded that, as a result of its reduced shareholding, it no longer has significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the merger. Yamana recorded a gain on discontinuation of the equity method of $21.3 million, which is included in other operating income (expenses), net in the condensed consolidated interim statement of operations for the three months ended March 31, 2020. The investment in Equinox is accounted for as a financial asset at FVOCI.

Subsequent to March 31, 2020, the Company sold a portion of its shareholding in Equinox. Refer to Note 20 for details.

Royalty Portfolio

On February 23, 2020, the Company announced that it had entered into a definitive purchase agreement to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) to Guerrero Ventures Inc. ("Guerrero") for total consideration of $65.0 million (the "transaction").

The assets in the Royalty Portfolio being sold pursuant to the transaction are:

•A 1% net smelter return royalty (“NSR”) on gold production and 2% NSR on base metals from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil;
•A 2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020;
•A 1.5% NSR on production from the DCP at the Gualcamayo gold mine;
•A $30.0 million cash payment receivable upon declaration of commercial production at the DCP at the Gualcamayo gold mine; and
•A 2% NSR on production from the Suruca project in Goiás, Brazil

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The consideration is comprised of the following:

•Cash consideration of a minimum of $10 million and up to $20.0 million upon closing; and
•A $45.0 million share position in Guerrero at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Prior to closing of the transaction, Guerrero may elect to pay up to $10.0 million of the cash consideration through a deferred cash payment (the “Deferred Cash Payment”). Under this election, Yamana will receive interest at 3% calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Guerrero at C$0.90 per share. The Deferred Cash Payment will be due for payment in full at the end of two years from the date of closing. However, Guerrero may pay the Deferred Cash Payment in full at the end of one year, subject to additional payment by Guerrero equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Guerrero at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred at any time.

In conjunction with the acquisition of Yamana’s Royalty Portfolio, Guerrero will also acquire a portfolio of precious metals royalty, stream and gold loan assets from funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) for total consideration of $268.0 million. Guerrero will satisfy the purchase price payable to Orion by issuing $268.0 million in common shares of Guerrero at a price of C$0.90 per share, with a lock-up period of 12 months.

Orion and Yamana are expected to hold approximately 77% and 13% of the outstanding shares of Guerrero, respectively, on a pro forma basis, after taking into consideration the conversion into shares of the subscription receipts to be issued in the Private Placement, and excluding any shares that may be issued under the Deferred Cash Payment, if issued.

At February 23, 2020, the sale was considered highly probable; therefore, the assets were classified as assets held for sale and presented separately under current assets in the Company's balance sheet at March 31, 2020. As the consideration expected to be received in the transaction exceeded the carrying amount, no impairment was required upon reclassification.

The sale is expected to close in the second quarter of 2020, at which point Guerrero will officially change its name to "Nomad Royalty Company Ltd.".

5. SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

Significant information relating to the Company’s reportable segments is summarized in the tables below:

For the three months ended March 31, 2020	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$105.4	$69.3	$52.8	$91.9	$37.1	$—	$—	$356.5
Cost of sales excluding DDA (i)	(47.6)	(22.3)	(29.5)	(34.7)	(20.2)	—	—	(154.3)
Gross margin excluding DDA	$57.8	$47.0	$23.3	$57.2	$16.9	$—	$—	$202.2
DDA	(31.5)	(11.7)	(22.5)	(19.3)	(12.4)	—	(2.0)	(99.4)
Segment income (loss)	$26.3	$35.3	$0.8	$37.9	$4.5	$—	$(2.0)	$102.8
Other expenses (iii)								(22.1)
Earnings before taxes								$80.7
Income tax expense								(35.7)
Net earnings								$45.0

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For the three months ended March 31, 2019	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (ii)	Corporate and other	Total
Revenue	$103.2	$50.1	$56.7	$61.6	$26.0	$109.5	$—	$407.1
Cost of sales excluding DDA (i)	(47.7)	(24.5)	(30.4)	(38.6)	(16.6)	(48.0)	—	(205.8)
Gross margin excluding DDA	$55.5	$25.6	$26.3	$23.0	$9.4	$61.5	$—	$201.3
DDA	(34.4)	(16.9)	(22.3)	(24.2)	(7.5)	(10.2)	(2.2)	(117.7)
Segment income (loss)	$21.1	$8.7	$4.0	$(1.2)	$1.9	$51.3	$(2.2)	$83.6
Other expenses (iii)								(79.8)
Earnings before taxes								$3.8
Income tax expense								(7.9)
Net loss								$(4.1)
(i)Depletion, depreciation and amortization ("DDA").
(ii)Other mines is comprised of the Chapada mine, which was divested in July 2019.
(iii)Other expenses are comprised of general and administrative expenses, exploration and evaluation expenses, share of loss of associate, other operating income (expenses) net, finance costs, and other income (costs), net as per the consolidated statement of operations.

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate & other (ii)	Total
Property, plant and equipment at March 31, 2020	$1,070.5	$913.4	$855.3	$559.9	$282.0	$—	$2,164.0	$5,845.1
Total assets at March 31, 2020	$1,619.3	$945.5	$957.3	$611.6	$304.8	$—	$2,823.9	$7,262.4
Total liabilities at March 31, 2020	$401.7	$277.4	$111.4	$203.2	$85.7	$—	$1,965.3	$3,044.7

Capital expenditures for the three months ended March 31, 2020 (iii)	$19.9	$13.0	$10.1	$10.2	$7.4	$—	$6.4	$67.0

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Other Mines (i)	Corporate & other (ii)	Total
Property, plant and equipment at December 31, 2019	$1,082.9	$917.6	$866.1	$571.2	$292.6	$—	$2,222.5	$5,952.9
Total assets at December 31, 2019	$1,646.2	$952.7	$955.5	$612.5	$317.1	$—	$2,633.2	$7,117.2
Total liabilities at December 31, 2019	$415.7	$269.0	$112.3	$210.5	$94.0	$—	$1,795.8	$2,897.3

Capital expenditures for the three months ended March 31, 2019 (iv)	$15.4	$14.8	$4.4	$10.7	$8.5	$18.6	$4.5	$76.9
(i)Other mines is comprised of the Chapada mine, which was divested in July 2019.
(ii)Corporate and other includes advanced stage development projects, exploration properties, corporate entities, the Company's investment in associate (at December 31, 2019) and Agua Rica with total assets of $1,158.7 million (December 31, 2019: $1,156.5 million). On March 7, 2019, Yamana entered into an integration agreement with Glencore International AG ("Glencore") and Newmont Corporation ("Newmont") pursuant to which, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of the Alumbrera mine. Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Newmont will contribute their respective 50% and 37.5% interests in Alumbrera.
(iii)In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $6.1 million at March 31, 2020 (December 31, 2019: $9.4 million) for construction activities at its sites and projects.
(iv)In the condensed consolidated interim statement of cash flows, within investing activities, the comparatives originally reported for the three months ended March 31, 2019 included the movement in advances to suppliers within “acquisition of property, plant and equipment”. Beginning with the three and six months ended June 30, 2019, the Company changed its investing activities presentation such that “cash used in other investing activities” would be presented inclusive of advances to suppliers that were previously included in “acquisition of property, plant and equipment”. As a result, the three months ended March 31, 2019 comparatives for “acquisition of property plant and equipment” and “cash used in other investing activities” have each been adjusted by $6.9 million to present these investing activities on the same basis of presentation as the current period and the year ended December 31, 2019.

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6.  REVENUE

The following table disaggregates revenue from contracts with customers by metal:

	For the three months ended March 31,
	2020	2019
Gold	$308.0	$290.9
Silver	48.5	35.7
Copper (i)	—	72.4
Total revenue from contracts with customers	$356.5	$399.0
Provisional pricing adjustments (ii)	—	8.1
Total revenue	$356.5	$407.1
(i)Copper revenue recognized during the comparative period is from the Chapada mine, which was divested in July 2019.
(ii)Amount represents the provisional pricing adjustments related to copper concentrate from the Chapada mine.

7.  OTHER EXPENSES

(a)  OTHER OPERATING (INCOME) EXPENSES, NET

	For the three months ended March 31,
	2020	2019
Change in provisions (i)	$1.0	$(1.2)
Write-down of tax recoverables and other assets	0.9	4.5
Gain on discontinuation of the equity method (Note 4)	(21.3)	—
Mark-to-market (gain) loss on deferred share compensation	(0.5)	0.7
Net mark-to-market loss (gain) on warrants	2.7	(0.5)
Reorganization costs	0.4	0.1
Other expenses (ii)	9.4	1.8
	$(7.4)	$5.3
(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)Other expenses in 2020 are comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and costs associated with COVID-19 related disruptions to the Company's operations, such as labour of $1.8 million and other fixed costs of $1.7 million incurred during the disruptions.

(b)  OTHER COSTS (INCOME), NET

	For the three months ended March 31,
	2020	2019
Finance income	$(0.2)	$(0.6)
Net (gain) loss on derivatives	(1.8)	7.0
Net foreign exchange (gain) loss	(11.5)	10.0
	$(13.5)	$16.4

8. FINANCE COSTS

	For the three months ended March 31,
	2020	2019
Accretion of environmental rehabilitation provision	$2.2	$3.5
Interest expense on long-term debt	13.5	21.5
Interest expense on lease liabilities	0.9	1.4
Amortization of deferred financing, bank, financing fees and other finance costs (i)	3.9	5.7
	$20.5	$32.1
(i)Included in other finance costs for the three months ended March 31, 2020 is $2.0 million (2019: $2.6 million) of non-cash interest expense related to the financing component of deferred revenue contracts.

9. INCOME TAXES
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	For the three months ended March 31,
	2020	2019
Income tax expense (recovery) is represented by:
Current income tax expense	$17.3	$19.2
Deferred income tax expense (recovery)	18.4	(11.3)
Net income tax expense	$35.7	$7.9

Income tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The income tax rate for the three months ended March 31, 2020 was 44.3% (2019: 207.9%). Included in deferred taxes is an expense relating to foreign exchange of $30.6 million (2019 recovery of $20.2 million), mining taxes of $9.3 million (2019: $4.7 million), and a recovery relating to the change in tax rate on dividends in Chile of $8.3 million (2019: nil).

10. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the three months ended March 31, 2020 and 2019 was calculated based on the following:

	For the three months ended March 31,
	2020	2019
Net earnings (loss)	$45.0	$(4.1)

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

The weighted average number of shares used in the calculation of earnings (loss) per share for the three months ended March 31, 2020 and 2019 was based on the following:

	For the three months ended March 31,
(in thousands of units)	2020	2019
Weighted average number of common shares - basic	951,058	949,918
Weighted average number of dilutive restricted share units	966	—
Weighted average number of common shares - diluted	952,024	949,918

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive:

	For the three months ended March 31,
(in thousands of units)	2020	2019
Potential dilutive securities
Share options	1,138	1,419
Restricted share units	1,590	2,625
	2,728	4,044

11. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Non-Cash Investing and Financing Transactions

	For the three months ended March 31,
	2020	2019
Issue of common shares on vesting of restricted share units (Note 16(a))	$3.5	$3.0

(b) Net Change in Working Capital
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	For the three months ended March 31,
	2020	2019
Net (increase) decrease in:
Trade and other receivables	$0.9	$1.1
Inventories	(3.8)	(12.5)
Other assets	(11.7)	(5.2)
Net increase (decrease) in:
Trade and other payables	(32.6)	(61.9)
Other liabilities	6.4	(4.0)
Movement in above related to foreign exchange	5.6	(8.3)
Net change in working capital (i)	$(35.2)	$(90.8)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

(c) Cash and Cash Equivalents

As at,	March 31, 2020	December 31, 2019
Cash at bank	$272.1	$156.3
Bank short-term deposits	51.1	2.5
Total cash and cash equivalents (i)	$323.2	$158.8
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d) Other Non-Cash Expenses, net

	For the three months ended March 31,
	2020	2019
Loss (gain) on disposal and write-down of assets	$2.5	$(0.6)
Amortization of union negotiation bonuses	2.7	2.4
Provision on indirect taxes	(0.1)	3.5
Other expenses (recoveries)	2.7	(1.2)
Total non-cash expenses, net	$7.8	$4.1

12. FINANCIAL INSTRUMENTS

(a)  Financial Assets and Financial Liabilities by Categories

As at March 31, 2020	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$323.2	$—	$323.2
Trade and other receivables	2.5	—	—	—	2.5
Investments in equity securities (i)(ii)	—	131.3	—	—	131.3
Warrants	—	—	0.2	—	0.2
Derivative assets - Hedging instruments	—	—	—	0.1	0.1
Other financial assets	9.1	—	—	—	9.1
Total financial assets	$11.6	$131.3	$323.4	$0.1	$466.4

Financial liabilities
Total debt	$1,192.3	$—	$—	$—	$1,192.3
Trade and other payables	201.4	—	—	—	201.4
Derivative liabilities - Hedging instruments	—	—	—	30.0	30.0
Other financial liabilities	164.5	—	—	—	164.5
Total financial liabilities	$1,558.2	$—	$—	$30.0	$1,588.2

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As at December 31, 2019	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$158.8	$—	$158.8
Trade and other receivables	3.4	—	—	—	3.4
Investments in equity securities (i)	—	8.4	—	—	8.4
Warrants	—	—	2.8	—	2.8
Derivative assets - Hedging instruments	—	—	—	0.1	0.1
Derivative assets - Non-hedge	—	—	3.8	—	3.8
Other financial assets	8.6	—	—	—	8.6
Total financial assets	$12.0	$8.4	$165.4	$0.1	$185.9

Financial liabilities
Total debt	$1,047.9	$—	$—	$—	$1,047.9
Trade and other payables	219.5	—	—	—	219.5
Derivative liabilities - Hedging instruments	—	—	—	1.8	1.8
Other financial liabilities	171.1	—	—	—	171.1
Total financial liabilities	$1,438.5	$—	$—	$1.8	$1,440.3
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.
(ii)Includes the Company’s investment in Equinox (formerly Leagold). On March 10, 2020, the Company ceased to have significant influence over the entity and no longer recognizes it as an investment in associate.

(b) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the condensed consolidated interim balance sheets at fair value on a recurring basis were categorized as follows:

	March 31, 2020			December 31, 2019
As at,	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$323.2	$—	$323.2	$158.8	$—	$158.8
Investments in equity securities	131.3	—	131.3	8.4	—	8.4
Warrants	—	0.2	0.2	—	2.8	2.8
Derivative assets	—	0.1	0.1	—	3.9	3.9
	$454.5	$0.3	$454.8	$167.2	$6.7	$173.9
Liabilities
Derivative liabilities	$—	$30.0	$30.0	$—	$1.8	$1.8
	$—	$30.0	$30.0	$—	$1.8	$1.8

At March 31, 2020, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

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There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2020. At March 31, 2020, there were no financial assets or liabilities measured and recognized on the condensed consolidated interim balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii) Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Warrants
The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

Derivative Assets and Liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)  Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

As at,		March 31, 2020		December 31, 2019
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$995.5	$986.8	$1,051.3	$1,042.2
(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

c)  Derivative Instruments ("Derivatives")

Summary of Derivatives at March 31, 2020

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Option contracts
BRL option contracts (millions) (i)	R$3.87	R$4.36	April - December 2020	R$ 144.7	—	(8.6)
BRL option contracts (millions) (i)	R$3.85	R$4.31	January - June 2021	R$ 93.0	—	(1.2)
CAD option contracts (millions) (i)	C$1.38	C$1.45	May - December 2020	C$ 91.2	—	0.1
Forward contracts	Average FX/USD forward rate
BRL forward contracts (millions) (ii)	R$4.06		April - December 2020	R$ 99.9	—	(5.6)
CLP forward contracts (billions) (iii)	CLP 740.19		April - December 2020	CLP 52.2	—	(9.2)
BRL forward contracts (millions) (ii)	R$4.07		January - June 2021	R$ 93.0	—	(5.4)
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL and CAD expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. In June and November 2019, the Company entered into certain zero cost collar options. These cash flow hedges are expected to cover approximately 38% and 33% of the BRL denominated forecasted costs from January 2020 to December 2020 and January 2021 to June 2021, respectively. Further, in March 2020, the Company entered into CAD zero cost collar options. These cash flow hedges are expected to cover approximately 45% of the CAD denominated forecasted costs from May 2020 to December 2020.
(ii)On November 5 and 6, 2019, the Company entered into forward contracts totalling BRL 226.2 million (approximately US$56.5 million) split evenly from January 2020 to December 2020 as well as January 2021 to June 2021 at a weighted average BRL to US Dollar forward rate of BRL 4.06 and BRL 4.07 per US Dollar, respectively. These forward contracts are expected to cover approximately 26% and 33% of the BRL denominated forecasted costs from January 2020 to December 2020 and January 2021 to June 2021 respectively.
(iii)On November 5 and 6, 2019, the Company entered into forward contracts totalling CLP 69.6 billion (approximately US$94.7 million) split evenly from January 2020 to December 2020 at a weighted average Chilean Peso to US Dollar forward rate of CLP 740.19 per US Dollar. These forward contracts are expected to cover approximately 44% of the Chilean Peso denominated forecasted costs from January 2020 to December 2020.
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d)  Financial Instruments and Related Risks

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges. As at March 31, 2020 there are no substantial changes to the market risk described in Note 18: Financial Risk Management to the Company's Consolidated Annual Financial Statements.

The Company manages its exposure to fluctuations in commodity prices, and foreign exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. Details of these contracts are included above.

13. INVENTORIES

As at,	March 31, 2020	December 31, 2019
Product inventories	$20.3	$23.8
Work in process	7.6	9.0
Ore stockpiles	149.4	142.8
Materials and supplies	96.6	89.7
	$273.9	$265.3
Less: non-current ore stockpiles included in other non-current assets (Note 14(b))	(140.6)	(131.9)
	$133.3	$133.4

For the three months ended March 31, 2020, charges of $1.3 million were recorded to adjust inventory to net realizable value (2019: recovery of $0.9 million), which are included in cost of sales excluding depletion, depreciation and amortization.

14. SELECTED COMPOSITION NOTES

(a) OTHER FINANCIAL ASSETS

As at,	March 31, 2020	December 31, 2019
Derivative assets (Note 12)	$0.1	$3.9
Loans and other receivables	9.1	8.6
Investments in equity securities and warrants (Note 12) (i)	131.5	11.2
	$140.7	$23.7
Current	$4.8	$8.5
Non-current	135.9	15.2
	$140.7	$23.7
(i)Includes the Company’s investment in Equinox (formerly Leagold). Subsequent to March 10, 2020, the Company ceased to have significant influence over the entity and no longer recognizes it as an investment in associate. Refer to Note 4 for further details.

(b) OTHER ASSETS

As at,	March 31, 2020	December 31, 2019
Non-current portion of ore stockpiles (Note 13) (i)	$140.6	$131.9
Income tax recoverable and installments	1.4	1.8
Tax credits recoverable (ii)	68.0	64.6
Advances and deposits	43.4	36.2
Other	22.2	17.2
	$275.6	$251.7
Current	$108.4	$97.5
Non-current	167.2	154.2
	$275.6	$251.7
(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at the Company's Canadian Malartic and Jacobina mines.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

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(c) OTHER FINANCIAL LIABILITIES

As at,	March 31, 2020	December 31, 2019
Lease liabilities	$36.9	$43.5
Royalty payable	8.1	9.6
Severance accrual	31.1	33.2
Deferred share units/performance share units liability (Note 17)	22.9	28.0
Accounts receivable and value added tax financing credit (i)	43.3	34.5
Current portion of long-term debt (Note 15)	200.0	56.2
Derivative liabilities (Note 12)	30.0	1.8
Other	22.2	22.3
	$394.5	$229.1
Current	$307.1	$131.1
Non-current	87.4	98.0
	$394.5	$229.1
(i)Accounts receivable and value added tax ("VAT") financing credits are payable within 30 days from the receipt of proceeds on doré or concentrate sales and payable in the month of approval of the VAT credit, respectively.

(d) OTHER PROVISIONS AND LIABILITIES

As at,	March 31, 2020	December 31, 2019
Other taxes payable	$20.2	$19.3
Provision for repatriation taxes payable (i)	19.7	27.9
Provision for taxes	9.9	10.8
Deferred revenue on metal agreements (ii)	85.2	89.2
Other provisions and liabilities	31.7	35.4
	$166.7	$182.6
Current	$40.9	$39.5
Non-current	125.8	143.1
	$166.7	$182.6
(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $19.7 million (December 31, 2019: $27.9 million) have been accrued on the assumption that the profits will be repatriated.
(ii)In 2015, the Company entered into three metal purchase agreements with Sandstorm Gold Ltd. ("Sandstorm") pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The liabilities associated with the deferred revenue balances referenced to production from the Chapada mine were disposed of as part of the sale of the Chapada mine in July 2019. During the quarter, the Company made deliveries of silver in accordance with the agreement.

15. LONG-TERM DEBT AND CREDIT FACILITY

As at,	March 31, 2020	December 31, 2019
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	$280.2	$280.1
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	149.4	149.2
$300 million notes issued June 2013
Series B - 4.78% 10-year notes due June 2023 ($265 million)	240.2	240.2
$500 million notes issued March 2012
Series B - 4.36% 8-year notes due March 2020 ($85 million)	—	56.2
Series C - 4.76% 10-year notes due March 2022 ($200 million)	190.4	190.3
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.3	135.3
	$995.5	$1,051.3
Revolving Credit Facility
$750 million credit facility (net of capitalized debt issuance costs)	196.8	(3.4)

Total debt (i)	$1,192.3	$1,047.9
Less: current portion of long-term debt (Note 14(c))	(200.0)	(56.2)
Long-term debt	$992.3	$991.7
(i)Balances are net of unamortized discounts and transaction costs of $9.6 million, net of amortization (December 31, 2019: $10.1 million).
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Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms. During the quarter, the company repaid the remaining outstanding balance on the B Series of the senior notes issued in March 2012, which became due in March 2020.

Revolving Credit Facility

The revolving credit facility is unsecured and has a maturity date of July 31, 2024. Drawn amounts bear interest at a rate of LIBOR plus a margin of between 1.20% and 2.25% depending on the Company's credit rating. Undrawn amounts are subject to a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. The Company drew down $200.0 million during the first quarter of 2020 as a precaution given the current uncertainty around the COVID-19 pandemic, and expects to repay this balance within one year.

Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at March 31, 2020.

Scheduled Debt Repayments

	2020	2021	2022	2023	2024	2025 and thereafter	Total
Senior notes	$—	$—	$190.7	$240.9	$287.4	$282.9	$1,001.9
$750 million credit facility	200.0	—	—	—	—	—	200.0
	$200.0	$—	$190.7	$240.9	$287.4	$282.9	$1,201.9

16. SHARE CAPITAL

(a) Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at March 31, 2020 (December 31, 2019: nil). Under the Company's normal course issuer bid, the Company is able to purchase up to 47,513,266 common shares no later than May 5, 2020.

	For the three months ended		For the year ended
	March 31, 2020		December 31, 2019
	Number of common shares		Number of common shares
Issued and outstanding - 951,627,385 common shares		Amount		Amount
(December 31, 2019 - 950,435,244 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	950,435	7,639.9	949,342	7,636.4
Issued on vesting of restricted share units	1,098	3.5	1,021	3.4
Issued on exercise of share options	82	0.4	—	—
Dividend reinvestment plan (i)	12	0.1	77	0.2
Share cancellations	—	—	(5)	(0.1)
Balance, end of period/year	951,627	7,643.9	950,435	7,639.9
(i)The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at March 31, 2020, a total of 5,119,424 shares have subscribed to the plan.

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(b)  Dividends Paid and Declared

	For the three months ended March 31,
	2020	2019
Dividends paid (in millions)	$9.5	$4.8
Dividends declared in respect of the period (in millions)	$12.0	$4.8
Dividend paid (per share)	$0.0100	$0.0050
Dividend declared in respect of the period (per share)	$0.0125	$0.0050

17. SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

	For the three months ended March 31,
	2020	2019
Expense related to equity-settled compensation plans	$0.7	$1.3
Expense related to cash-settled compensation plans	(1.2)	2.3
Total expense recognized as compensation expense	$(0.5)	$3.6

As at,	March 31, 2020	December 31, 2019
Total carrying amount of liabilities for cash-settled arrangements (Note 14(c))	$22.9	$28.0
The following table summarizes the equity instruments outstanding related to share-based payments.

As at, (In thousands)	March 31, 2020	December 31, 2019
Share options outstanding (i)	1,138	1,286
Restricted share units ("RSU") (ii)	2,556	2,448
Deferred share units ("DSU") (iii)	4,953	4,881
Performance share units ("PSU") (iv)	3,355	2,274
(i)During the three months ended March 31, 2020, no share options were granted, 81,740 share options were exercised, and 66,686 share options expired.
(ii)During the three months ended March 31, 2020, the Company granted 1,208,086 RSUs with a weighted average grant date fair value of C$4.92 per RSU; no RSUs were cancelled or forfeited; and a total of 1,099,890 RSUs vested and the Company credited $3.5 million (2019: $3.4 million) to share capital in respect of the RSUs that vested during the period.
(iii)During the three months ended March 31, 2020, the Company granted 72,273 DSUs and recorded an expense of C$0.4 million. During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs at the time) at a value of C$3.5002 per share. For the three months ended March 31, 2020, the Company recorded a mark-to-market gain on DSUs of $4.3 million and a mark-to-market, net of settlement, loss on the DSU hedge of $2.0 million.
(iv)During the three months ended March 31, 2020, 1,081,642 PSU units were granted. The new PSU plan has an expiry date on December 12, 2022 and had a fair value of C$4.40 per unit at March 31, 2020.

18. CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 16 and Note 15, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the period.

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19. CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. Certain conditions may exist as of the date the Condensed Consolidated Interim Financial Statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Condensed Consolidated Interim Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the Plaintiff.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Partnership has reviewed the injunction request, and filed a motion for the dismissal of the application for injunction.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in Fall 2018, the Superior Court dismissed the judicial review on May 13, 2019. An application for leave to appeal was filed by the Plaintiff on June 20, 2019 and allowed on September 19, 2019.

On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. A formal settlement agreement was executed on November 11, 2019 and approved by the Court on December 13, 2019. This agreement includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefits of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new $1.5 to $1.7 million renovation program for the benefit of property owners in the South sector, whether they are class members or not; (iii) the full and final release of the Partnership for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the Plaintiff’s withdrawal from the injunction and the judicial review proceedings. The Court also approved other considerations agreed by the parties before and during the settlement approval hearing held on December 11, 2019: (i) the reimbursement by the Partnership of $84,622.92 to the Fonds d’aide aux actions collectives on behalf of the Plaintiff; (ii) the installation of two temporary measuring stations to monitor dust and noise at the Chemin des Merles, located south of the tailings site; and (iii) the addition of a new zone in the Guide to compensate the residents of the Chemin des Merles. As no appeal was filed, the judgement approving the settlement is definitive and the Plaintiff consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

20.  SUBSEQUENT EVENTS

Sale of Equinox Gold Shares and Warrants

On April 13, 2020 Yamana announced it had entered into an agreement with Stifel GMP and Cormark Securities Inc. (collectively, the “Dealers”) to sell 12,000,000 units (the “Units”) at a price of C$10.00 per Unit to qualified purchasers, for gross proceeds to Yamana of C$120.0 million (the “Sale Transaction). The Dealers had committed to purchase from Yamana any unsold Units at a price of C$10.00 per Unit on closing, subject to customary conditions for “bought deal” financings. Each Unit consists of one (1) common share of Equinox owned by Yamana (a “Unit Share”) and one-half (0.5) of a common share purchase warrant of Yamana (each whole warrant a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one (1) additional common
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share of Equinox owned by Yamana (a “Warrant Share”) at an exercise price of C$13.50 for a term of 9 months from the date of issue. In the event all Warrants are exercised, the total gross proceeds to Yamana would be C$201.0 million.

The Sale Transaction closed on April 15, 2020.

Yamana now holds 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis.

In the event that all of the Warrants forming part of the Units are exercised in full, Yamana will dispose of an additional 6,000,000 Equinox Shares at a value of C$13.50 per Equinox Share (being the exercise price of the Warrants), for additional gross proceeds to Yamana of C$81.0 million. This further disposition will result in an additional 82.91% decrease in Yamana’s shareholdings in Equinox, on a non-diluted basis, and Yamana would then hold 1,236,380 Equinox Shares, representing approximately 0.49% of the issued and outstanding Equinox Shares, on a non-diluted basis.

Suyai Option Agreement

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted Consultores Asset Management S.A. (“CAM”), a privately held portfolio management and capital markets company based in Argentina, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. An initial amount of $2.0 million was received by the Company to secure the option.

By fulfilling certain obligations and achieving certain milestones, mostly relating to environmental, social, and governance matters, and by paying $31.6 million in various installments, plus their proportionate expenses on or before December 31, 2024, CAM has the right to earn the aforementioned maximum interest in the resulting joint venture formed to hold the Suyai Project. Yamana would hold the remaining 60% of the joint venture.

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